Ledgewood
A Professional Corporation
1900 Market Street
Philadelphia, PA  19103
215.731.9450
Fax 215.735.2513

Karen J. Garnett, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C.  20549-3010

Re:       Resource Real Estate Investors 7, L.P.
Amendment No. 3 to Form 10-12G
Filed October 4, 2010
File no. 000-53962

Dear Ms. Garnett:

On behalf of Resource Real Estate Investors 7, L.P. (the “Company”), this letter is to respond to the staff’s letter of comment, dated October 18, 2010, with respect to the above-referenced filing.  For your convenience, we first restate your comment in italics and then provide the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 7

1.
We note your response to comment 1 in our letter dated September 22, 2010 and that you have calculated average effective rent as to exclude any adjustment for concessions.  Please tell us why you believe it is appropriate to exclude tenant concessions and why you believe the current presentation is an accurate calculation of your effective rental revenues.  Also, please tell us the amount of your rent per square foot for the year ended December 31, 2009 as adjusted by concessions.  In the alternative, please revise your table to account for tenant concessions.

The Company has revised the column providing average effective rent per square foot to account for tenant concessions, and has, accordingly, also revised footnote (2) to the table to remove the reference to adjustments for concessions.  The Company has filed Amendment No. 4 to the Form 10-12G incorporating the foregoing changes.

The statement from the Company that you have requested is attached hereto as Exhibit A.

Very truly yours,
/s/ J. Baur Whittlesey
J. Baur Whittlesey

EXHIBIT A

In connection with the registration statement on Form 10 filed by Resource Real Estate Investors 7, L.P. (the “Company”), the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESOURCE REAL ESTATE INVESTORS 7, L.P.
By: Resource Capital Partners, Inc., its general partner

October 26, 2010	By: /s/ Kevin M. Finkel
Kevin M. Finkel
President
(Principal Executive Officer)